Exhibit 21

Subsidiaries of Jefferies Group, Inc.

(excludes certain subsidiaries pursuant to Item 601 of Regulation S-K)

Name	Jurisdiction of Incorporation/Organization
Jefferies & Company, Inc.	Delaware

Jefferies Asset Management, LLC	Delaware

Jefferies Execution Services, Inc.	California

Jefferies Finance, LLC	Delaware

Jefferies Financial Products, LLC	Delaware

Jefferies High Yield Holdings, LLC	Delaware

Jefferies High Yield Trading, LLC	Delaware

Jefferies Bache, LLC	Delaware

Jefferies International Limited	England & Wales

Jefferies International (Holdings) Limited	England & Wales

Jefferies Investment Management Limited	England & Wales

Jefferies Bache Limited	England & Wales

Jefferies Hong Kong Limited	Hong Kong

Jefferies India Private Ltd.	India

Jefferies Japan Ltd.	Japan

Jefferies Switzerland Ltd.	Switzerland

Jefferies Bache (Hong Kong) Limited	Hong Kong